Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 23, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 23, 2003, entitled "STATOIL'S STRATEGY UNCHANGED".

STATOIL'S STRATEGY UNCHANGED

The board of directors of Statoil (OSE: STL, NYSE: STO) and Olav Fjell have agreed at a board meeting on 22 September that Mr Fjell will resign as chief executive in order to normalise the group's position, both in-house and externally.

At the same meeting the board appointed the present chief financial officer, Inge K Hansen, as acting chief executive. The group will be developed further in accordance with existing strategy.

Statoil's board called the new meeting on Monday 22 September to obtain more detailed information on certain issues associated with the consultancy agreement on business development in Iran, which has been the subject of media coverage.

Stig Bergseth, Statoil's senior vice president for health, safety and the environment, David Platts, head of group security, and Svein Andersen, senior vice president for corporate audit, briefed the board in greater depth.

The chief executive's position was also discussed. The board and Olav Fjell agreed that Mr Fjell will step down as chief executive in order to normalise the situation within and around the group. In accordance with his contract, Mr Fjell will be paid two years' salary on resigning.

'Statoil is a strong company with great opportunities,' Mr Fjell commented.

'I hope my departure will help to ensure that the workforce can again concentrate all their energies on its further development.'

Statoil has shown good results in its international activities, and the board expects the group to continue with undiminished vigour to reach its goals.

'Statoil's international ambitions will be retained with high ethical standards,' says Kaci Kullmann Five, spokesperson for the board. 'It is fully possible for the group to succeed internationally without becoming involved in activities which lie in a borderland as regards ethical norms and rules.'

Acting chief executive Inge K Hansen says: 'Statoil's strategy remains the same. Through three decades in the Norwegian oil and gas business Statoil has developed valuable experience and expertise, and we have also created good international results in the last few years. Statoil's human resources are a competitive factor and this convinces me that we can continue our success, both in Norway and internationally.'

The measures outlined in the board meeting of 15 September are being followed up. Statoil has engaged Ernst & Young to review all existing consultancy agreements for international business development.

For further information:
Wenche Skorge, vice president for public affairs, mobile +47 918 70 741
Lars Troen Sørensen, adviser, investor relations, mobile +47 906 49 144

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 23, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer